UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Hutchison Telecommunications International Limited

(Name of the Issuer)

Hutchison Telecommunications International Limited

Hutchison Telecommunications Holdings Limited

Hutchison Whampoa Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.25 each

American Depositary Shares, each representing 15 Ordinary Shares

(Title of Class of Securities)

44841T 10 7 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Calvin C. Lai, Esq.	David W. Hirsch, Esq.
Freshfields Bruckhaus Deringer	Cleary Gottlieb Steen & Hamilton LLP
11th Floor	Bank of China Tower
Two Exchange Square	One Garden Road
Hong Kong	Hong Kong
Tel: (852) 2846 3400	Tel: (852) 2521 4122

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$541,186,623.59	US$38,586.61

*                 Estimated for purposes of calculating the filing fee only.  This calculation assumes the cancellation of 1,908,740,622 ordinary shares (either directly or in the form of American Depositary Shares, each representing 15 ordinary shares), par value HK$0.25 each, of Hutchison Telecommunications International Limited, which represents all ordinary shares outstanding on the date hereof and not owned by Hutchison Telecommunications Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, at a cancellation price of HK$2.20 per ordinary share or HK$33.00 per American Depositary Share, net in cash, converted to US dollars for the purpose of calculating the filing fee using the exchange rate of HK$7.7593 to US$1.00 reported by Bloomberg as of 12:00 noon in Hong Kong on March 11, 2010.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals US$71.30 per US$1,000,000 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates.  These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Hutchison Telecommunications International Limited (“HTIL”), a company incorporated in the Cayman Islands with limited liability, (2) Hutchison Telecommunications Holdings Limited (the “Offeror”), a company incorporated in the British Virgin Islands with limited liability, and (3) Hutchison Whampoa Limited (“HWL”), a company incorporated in Hong Kong with limited liability (collectively, the “Filing Persons”).

This Transaction Statement relates to the proposal to privatize HTIL by way of a scheme of arrangement under the Companies Law of the Cayman Islands pursuant to which HTIL will become an indirect wholly-owned subsidiary of HWL.  Pursuant to the scheme of arrangement, all of the outstanding ordinary shares, par value HK$0.25 each (the “Shares”), of HTIL other than those held by the Offeror and Hutchison Telecommunications Investment Holdings Limited will be cancelled, which will result in a reduction of the issued share capital of HTIL.  The issued share capital will then immediately be restored by the issue of new Shares to the Offeror.

The cross references below show the location in the Scheme Document, dated March 15, 2010 (the “Scheme Document”), filed with this Schedule 13E-3 as Exhibit (a)(3)(1), of the information required to be included in response to the items of Schedule 13E-3.  The responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the appendices thereto.  None of HTIL, the Offeror or HWL takes responsibility for the accuracy of any information not supplied by such Filing Person.  Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Scheme Document.

Item 1.  Summary Term Sheet.

The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)                                  Name and Address.  The name of the subject company is Hutchison Telecommunications International Limited.  The address of HTIL’s principal executive office is 20th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong.  The telephone number of HTIL’s principal executive office is (852) 2128 3222.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies — 10.1  HTIL” is incorporated herein by reference.

(b)                                 Securities.  As of March 11, 2010, there were 4,814,562,875 Shares issued and outstanding (including 132,301,275 Shares underlying 8,820,085 American Depositary Shares (the “ADSs”).

(c)                                  Trading Market and Price.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 8.  Comparisons of Value — 8.1  Capital Value” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 8.  Comparisons of Value — 8.4  Dividends” is incorporated herein by reference.

(e)                                  Prior Public Offerings.  None.

(f)                                    Prior Stock Purchases.  During the period from October 16, 2008 to October 30, 2008, the Offeror acquired in the open market a total of 68,416,495 Shares for a total cash consideration of HK$581,543,188.75 (approximately US$75,002,023, based on the closing spot exchange rate quoted by Bloomberg on October 27, 2008 of US$1.00 = HK$7.7537), and for a highest price, and an average price, per Share acquired of, respectively, HK$9.060 (US$1.168, based on the same exchange rate) and HK$8.500 (US$1.096, based on the same exchange rate).

Item 3.  Identity and Background of Filing Person.

(a)                                  Name and Address.

Hutchison Telecommunications International Limited, the subject company, is a filing entity.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies — 10.1  HTIL” and Appendix V under the caption “Information concerning Directors and Executive Officers — 1.  HTIL” is incorporated herein by reference.

Hutchison Telecommunications Holdings Limited, the Offeror, is a filing entity.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies —10.2  The Offeror” and Appendix V under the caption “Information concerning Directors and Executive Officers — 2.  The Offeror” is incorporated herein by reference.

Hutchison Whampoa Limited is a filing entity.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies — 10.3  HWL” and Appendix V under the caption “Information concerning Directors and Executive Officers — 3.  HWL” is incorporated herein by reference.

Each of Hutchison Telecommunications Investment Holdings Limited, Hutchison Telecommunications Group Holdings Limited, Ommaney Holdings Limited and Hutchison International Limited is a direct or indirect wholly-owned subsidiary of HWL.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies — 10.3  HWL” is incorporated herein by reference.

Cheung Kong (Holdings) Limited is the controlling shareholder of HWL.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies — 10.4  CKH” and Appendix V under the caption “Information concerning Directors and Executive Officers — 4.  CKH” is incorporated herein by reference.

(b)                                 Business and Background of Entities.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies” is incorporated herein by reference.

(c)                                  Business and Background of Natural Persons.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 10.  Information on the Companies” and Appendix V under the caption “Information concerning Directors and Executive Officers” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)                                  Material Terms.

(1)                                  Tender Offers.  Not applicable.

(2)                                  Mergers or Similar Transactions.

(i)                                     A Brief Description of the Transaction.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet” and Part VIII of the Scheme

Document under the caption “Explanatory Memorandum — 2.  Summary of the Scheme” is incorporated herein by reference.

(ii)                                  Consideration.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Payment” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 2.  Summary of the Scheme” is incorporated herein by reference.

(iii)                               Reasons for the Transaction.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 2.  Purposes, Reasons for, and Benefits of the Share Proposal” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 12.  Reasons for the Share Proposal and Benefit to Scheme Shareholders” is incorporated herein by reference.

(iv)                              Vote Required for Approval.  The information set forth in Part I of the Scheme Document under the captions “Summary Term Sheet — HTIL Shareholder vote at the Court Meeting” and “Summary Term Sheet — HTIL Shareholder vote at the EGM”, Part II of the Scheme Document under the captions “Questions and Answers — 16.  What vote is required from the HTIL Shareholders in order for the Scheme to be approved?”, “Questions and Answers — 17.  How will the votes at the Court Meeting be counted?” and “Questions and Answers — 18.  How will the votes at the EGM be counted?”, Part IV of the Scheme Document under the captions “Letter from the HTIL Board — Conditions of the Share Proposal and the Scheme” and “Letter from the HTIL Board — Court Meeting and EGM”, Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” and Part VIII of the Scheme Document under the captions “Explanatory Memorandum — 3.  Conditions of the Share Proposal and the Scheme”, “Explanatory Memorandum — 4.  Scheme of Arrangement under Section 86 of the Companies Law and the Court Meeting”, “Explanatory Memorandum — 5.  Additional Requirements as imposed by Rule 2.10 of the Takeovers Code”, “Explanatory Memorandum — 6.  Binding Effect of the Scheme” and “Explanatory Memorandum — 19.  Court Meeting and EGM” is incorporated herein by reference.

(v)                                 Material Differences in Rights of Security Holders.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — HTIL Shareholder vote at the Court Meeting”, Part II of the Scheme Document under the caption “Questions and Answers — 16.  What vote is required from the HTIL Shareholders in order for the Scheme to be approved?”, Part IV of the Scheme Document under the caption “Letter from the HTIL Board — Court Meeting and EGM” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 13.  Interests of the Offeror and its concert parties in the Scheme and effects thereon” is incorporated herein by reference.

(vi)                              Material Accounting Treatment.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Material Accounting Treatment” and Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals — 4.7  Material Accounting Treatment” is incorporated herein by reference.

(vii)                           Material Federal Income Tax Treatment.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Tax Consequences for US holders”, Part II of the Scheme Document under the caption “Questions and Answers — 27.  What are the US tax consequences of the privatisation of HTIL to Scheme Shareholders and HTIL ADS Holders?” and Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals — 4.8  US Federal Income Tax Consequences” is incorporated herein by reference.

(c)                                  Different Terms.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — HTIL Shareholder vote at the Court Meeting”, Part II of the Scheme Document under the caption “Questions and Answers — 16.  What vote is required from the HTIL Shareholders in order for the Scheme to be approved?”, Part IV of the Scheme Document under the caption “Letter from the HTIL Board — Court Meeting and EGM” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 13.  Interests of the Offeror and its concert parties in the Scheme and effects thereon” is incorporated herein by reference.

(d)                                 Appraisal Rights.  The information set forth in Part I of the Scheme Document under the captions “Summary Term Sheet — Court Approval” and “Summary Term Sheet — No Appraisal Rights” and Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals — 4.6  No Appraisal Rights; Court Approval” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  None.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)                                  Transactions.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” is incorporated herein by reference.

(b)                                 Significant Corporate Events.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” is incorporated herein by reference.

(c)                                  Negotiations or Contacts.  The information set forth in Part VII of the Scheme Document under the captions “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” and “US Special Factors — 2.  Purposes, Reasons for, and Benefits of the Share Proposal” is incorporated herein by reference.

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth in Part II of the Scheme Document under the caption “Questions and Answers — 3.  What are the Proposals and the Scheme?”, Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.2  Agreements involving HTIL’s Securities” and Part VIII of the Scheme Document under the captions “Explanatory Memorandum — 9.  Option Proposal” and “Explanatory Memorandum — 17.  Information for HTIL ADS Holders” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b)                                 Use of the Securities Acquired.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Effect of Completion”, Part II of the Scheme Document under the caption “Questions and Answers — 19.  What will happen to HTIL if the Scheme is approved and becomes effective?”, Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 11.  Intentions of the Offeror with regard to HTIL” is incorporated herein by reference.

(c)                                  Plans.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Effect of Completion”, Part II of the Scheme Document under the caption “Questions and Answers — 19.  What will happen to HTIL if the Scheme is approved and becomes effective?”, Part VII of the Scheme Document under the captions “US Special Factors — 2.

Purposes, Reasons for, and Benefits of the Share Proposal” and “US Special Factors — 4.  Effects of the Proposals” and Part VIII of the Scheme Document under the captions “Explanatory Memorandum — 11.  Intentions of the Offeror with regard to HTIL”, “Explanatory Memorandum — 12.  Reasons for the Share Proposal and Benefit to Scheme Shareholders” and “Explanatory Memorandum — 14.  Share Certificates, Dealings and Listing” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)                                  Purposes.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 2.  Purposes, Reasons for, and Benefits of the Share Proposal” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 12.  Reasons for the Share Proposal and Benefit to Scheme Shareholders” is incorporated herein by reference.

(b)                                 Alternatives.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” is incorporated herein by reference.

(c)                                  Reasons.  The information set forth in Part VII of the Scheme Document under the captions “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” and  “US Special Factors — 2.  Purposes, Reasons for, and Benefits of the Share Proposal” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 12.  Reasons for the Share Proposal and Benefit to Scheme Shareholders” is incorporated herein by reference.

(d)                                 Effects.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Effect of Completion”, Part II of the Scheme Document under the caption “Questions and Answers — 19.  What will happen to HTIL if the Scheme is approved and becomes effective?”, Part VII of the Scheme Document under the caption “US Special Factors — 4.  Effects of the Proposals” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 11.  Intentions of the Offeror with regard to HTIL” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)                                  Fairness.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet — Fairness of the Proposals”, Part V of the Scheme Document under the caption “Letter from the HTIL Independent Board Committee” and Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness” is incorporated herein by reference.

(b)                                 Factors Considered in Determining Fairness.  The information set forth in Part V of the Scheme Document under the caption “Letter from the HTIL Independent Board Committee”, Part VI of the Scheme Document under the caption “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” and Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness” is incorporated herein by reference.

(c)                                  Approval of Security Holders.  The information set forth in Part I of the Scheme Document under the captions “Summary Term Sheet — HTIL Shareholder vote at the Court Meeting” and “Summary Term Sheet — HTIL Shareholder vote at the EGM”, Part II of the Scheme Document under the captions “Questions and Answers — 16.  What vote is required from the HTIL Shareholders in order for the Scheme to be approved?”, “Questions and Answers — 17.  How will the votes at the Court Meeting be counted?” and “Questions and Answers — 18.  How will the votes at the EGM be counted?”, Part IV of the Scheme Document under the captions “Letter from the HTIL Board — Conditions of the Share Proposal and the Scheme” and “Letter from the HTIL Board — Court Meeting and EGM”, Part VII of the Scheme Document under the caption “US

Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” and Part VIII of the Scheme Document under the captions “Explanatory Memorandum — 3.  Conditions of the Share Proposal and the Scheme”, “Explanatory Memorandum — 4.  Scheme of Arrangement under Section 86 of the Companies Law and the Court Meeting”, “Explanatory Memorandum — 5.  Additional Requirements as imposed by Rule 2.10 of the Takeovers Code”, “Explanatory Memorandum — 6.  Binding Effect of the Scheme” and “Explanatory Memorandum — 19.  Court Meeting and EGM” is incorporated herein by reference.

(d)                                 Unaffiliated Representative.  The information set forth in Part VI of the Scheme Document under the caption “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” and Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness” is incorporated herein by reference.

(e)                                  Approval of Directors.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” is incorporated herein by reference.

(f)                                    Other Offers.  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)                                  Report, Opinion or Appraisal.  The information set forth in Part VI of the Scheme Document under the caption “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” and Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness” is incorporated herein by reference.

(b)                                 Preparer and summary of the report, opinion or appraisal.  The information set forth in Part VI of the Scheme Document under the caption “Letter from the Independent Financial Adviser to the HTIL Independent Board Committee”, Part VII of the Scheme Document under the captions “US Special Factors — 3.  Fairness — 3.2  HTIL — Summary of Report and Opinion of the Independent Financial Adviser”, “US Special Factors — 3.  Fairness — 3.4  Summary of Financial Analyses of Goldman Sachs” and “US Special Factors — 3.  Fairness — 3.5  Asian Capital”, Appendix II of the Scheme Document under the caption “General Information relating to the Offeror — 4.  Experts” and Appendix III of the Scheme Document under the caption “General Information relating to HTIL — 8.  Expert” is incorporated herein by reference.

(c)                                  Availability of Documents.  The information set forth in Part VII of the Scheme Document under the captions “US Special Factors — 3.  Fairness — 3.2  HTIL — Summary of Report and Opinion of the Independent Financial Adviser”, “US Special Factors — 3.  Fairness — 3.4  Summary of Financial Analyses of Goldman Sachs”, “US Special Factors — 3.  Fairness — 3.5  Asian Capital” and “US Special Factors — 6.  Available Information” and Appendix IV of the Scheme Document under the caption “Documents Available for Inspection” is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a)                                  Source of Funds.  The information set forth in Part II of the Scheme Document under the caption “Questions and Answers — 23.  Does the Offeror have the financial resources to make payment of the consideration for the Scheme Shares under the Share Proposal and the consideration under the Option Proposal?”, Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or Other Consideration — 5.1  Source of Funds” and Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 2.  Summary of the Scheme” is incorporated herein by reference.

(b)                                 Conditions.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or other Consideration — 5.1  Source of Funds” is incorporated herein by reference.

(c)                                  Expenses.  The information set forth in Part VII of the Scheme Document under the caption “US Special Factors — 5.  Source and Amount of Funds or other Consideration — 5.2  Expenses” and Appendix II of the Scheme Document under the caption “General Information Relating to the Offeror — 6.  Miscellaneous” is incorporated herein by reference.

(d)                                 Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

(a)                                  Securities Ownership.  The information set forth in Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 7.  Shareholding Structure of HTIL”, Appendix II of the Scheme Document under the caption “General Information relating to the Offeror — 2.  Disclosure of Interests”, Appendix III of the Scheme Document under the caption “General Information relating to HTIL — 4.  Disclosure of Interests” and Appendix VI of the Scheme Document under the caption “Security Ownership of certain Beneficial Owners and Management” is incorporated herein by reference.

(b)                                 Securities Transactions.  None.

Item 12.  The Solicitation or Recommendation.

(d)                                 Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in Part I of the Scheme Document under the caption “Summary Term Sheet —  HTIL Shareholder vote at the EGM”, Part II of the Scheme Document under the captions “Questions and Answers — 16.  What vote is required from the HTIL Shareholders in order for the Scheme to be approved?”, Part IV of the Scheme Document under the caption “Letter from the HTIL Board — Court Meeting and EGM”, Part VIII of the Scheme Document under the caption “Explanatory Memorandum — 13.  Interests of the Offeror and its concert parties in the Scheme and effects thereon” and Appendix III of the Scheme Document under the caption “General Information Relating to HTIL — 4.  Disclosure of Interests” is incorporated herein by reference.

(e)                                  Recommendations to Others.  The information set forth in Part VII of the Scheme Document under the captions “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” and “US Special Factors — 3.  Fairness — 3.2  HTIL” is incorporated herein by reference.

Item 13.  Financial Information.

(a)                                  Financial Information.  The audited financial statements of HTIL as of and for the years ended December 31, 2007 and 2008 are incorporated herein by reference to the consolidated financial statements of HTIL included under Item 18 in Amendment No. 1 to HTIL’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, copies of which may be obtained from the locations set forth in Part VII of the Scheme Document under the caption “US Special Factors — 6.  Available Information”.  The information set forth in Appendix I of the Scheme Document under the captions “Financial Information on the HTIL Group — 2.  Audited Consolidated Accounts for the Year ended 31 December 2009” and “Financial Information on the HTIL Group — 3.  Ratio of Earnings to Fixed Charges” is incorporated herein by reference.   HTIL’s net book value per Share as at December 31, 2009 was HK$2.49.

(b)                                 Pro Forma Information.  Not applicable.

(c)                                  Summary Information. The information set forth in Appendix I of the Scheme Document under the captions “Financial Information on the HTIL Group — 1.  Three Year Financial Summary” and “Financial Information on the HTIL Group — 3.  Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                  Solicitations or Recommendations.  None.

(b)                                 Employees and Corporate Assets.  None.

Item 15.  Additional Information.

(b)                                 Other Material Information.  The information set forth in the Scheme Document, including all appendices thereto, is incorporated in its entirety herein by reference.

Item 16.  Exhibits.

Exhibit Number	Description

(a)(3)(1)	Scheme Document, dated March 15, 2010.

(a)(3)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of HTIL.

(a)(3)(3)	Form of proxy card of the Extraordinary General Meeting for Shareholders of HTIL.

(a)(3)(4)	Form of voting instruction card for holders of ADSs.

(a)(3)(5)

Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility, dated March 15, 2010.

(a)(5)(1)

Announcement dated January 4, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 4, 2010).

(a)(5)(2)

Press Release dated January 4, 2010 of HTIL regarding the trading halt of HTIL’s ADSs on the New York Stock Exchange (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 5, 2010).

(a)(5)(3)

Joint Announcement dated January 8, 2010 of HTIL, HWL and the Offeror relating to the proposed privatization of HTIL by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(4)

Joint Press Release dated January 8, 2010 of HTIL and HWL regarding the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(5)

Announcement dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(6)

Press Release dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(7)

Joint Announcement dated January 28, 2010 of HTIL, HWL and the Offeror relating to the extension of time for the dispatch of the scheme document in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 28, 2010).

(a)(5)(8)	Joint Announcement dated March 15, 2010 of HTIL, HWL and the Offeror relating to the dispatch of the scheme document and option proposal letters in connection with the proposed privatization of HTIL.

(a)(5)(9)	Joint Press Release dated March 14, 2010 of HTIL and HWL relating to the dispatch of the scheme document in connection with the proposed privatization of HTIL.

(b)	None.

(c)(1)

Letter from Somerley Limited, the independent financial adviser to the independent board committee of HTIL, dated March 15, 2010 (included in “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(c)(2)	Presentation given by Somerley Limited, the independent financial adviser to the independent board committee of HTIL, on February 5, 2010.

(c)(3)	Letter from Asian Capital (Corporate Finance) Limited, the independent financial adviser to the boards of HWL and the Offeror, dated January 21, 2010.

(c)(4)	Goldman Sachs Presentation, dated January 8, 2010.

(d)	None.

(f)	None.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer
Date:	March 15, 2010

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director
Date:	March 15, 2010

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director
Date:	March 15, 2010

Exhibit Index

Exhibit Number	Description

(a)(3)(1)	Scheme Document, dated March 15, 2010.

(a)(3)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of HTIL.

(a)(3)(3)	Form of proxy card of the Extraordinary General Meeting for Shareholders of HTIL.

(a)(3)(4)	Form of voting instruction card for holders of ADSs.

(a)(3)(5)

Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility, dated March 15, 2010.

(a)(5)(1)

Announcement dated January 4, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 4, 2010).

(a)(5)(2)

Press Release dated January 4, 2010 of HTIL regarding the trading halt of HTIL’s ADSs on the New York Stock Exchange (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 5, 2010).

(a)(5)(3)

Joint Announcement dated January 8, 2010 of HTIL, HWL and the Offeror relating to the proposed privatization of HTIL by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(4)

Joint Press Release dated January 8, 2010 of HTIL and HWL regarding the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(5)

Announcement dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(6)

Press Release dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(7)

Joint Announcement dated January 28, 2010 of HTIL, HWL and the Offeror relating to the extension of time for the dispatch of the scheme document in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 28, 2010).

(a)(5)(8)	Joint Announcement dated March 15, 2010 of HTIL, HWL and the Offeror relating to the dispatch of the scheme document and option proposal letters in connection with the proposed privatization of HTIL.

(a)(5)(9)	Joint Press Release dated March 14, 2010 of HTIL and HWL relating to the dispatch of the scheme document in connection with the proposed privatization of HTIL.

(b)	None.

(c)(1)

Letter from Somerley Limited, the independent financial adviser to the independent board committee of HTIL, dated March 15, 2010 (included in “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(c)(2)	Presentation given by Somerley Limited, the independent financial adviser to the independent board committee of HTIL, on February 5, 2010.

(c)(3)	Letter from Asian Capital (Corporate Finance) Limited, the independent financial adviser to the boards of HWL and the Offeror, dated January 21, 2010.

(c)(4)	Goldman Sachs Presentation, dated January 8, 2010.

(d)	None.

(f)	None.

(g)	None.